UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the plan year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to ______________
Commission file number: 0-18786

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PICO HOLDINGS, INC.
875 Prospect Street, Suite 301
La Jolla, California 92037

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4—7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2008 —	8

Form 5500 — Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	9

NOTE:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE	10

EXHIBITS INDEX	11
EX-23.1

Deloitte & Touche LLP 155 E. Broad Street 18th floor Columbus, OH 43215-3611 USA Tel: +1 614 221 1000 Fax: +1 614 229 4647 www.deloitte.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants in the
PICO Holdings, Inc. Employees 401(k)
Retirement Plan and Trust
Columbus, Ohio
We have audited the accompanying statements of net assets available for benefits of PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards generally accepted in the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
June 22, 2009
Member of
Deloitte Touche Tohmatsu

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:
Investments:
Mutual funds	$4,796,565	$7,123,563
Common stock	2,093,569	1,968,478
Common collective trust fund	1,409,483	1,357,888

Total investments	8,299,617	10,449,929

Receivables — employer’s profit-sharing contributions	308,549	282,659

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	8,608,166	10,732,588

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	79,544	11,129

NET ASSETS AVAILABLE FOR BENEFITS	$8,687,710	$10,743,717

See notes to financial statements.

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007

ADDITIONS:
Contributions:
Participant contributions	408,464	344,621
Rollover contributions	62,982	12,757
Employer contributions	480,714	445,745

Total contributions	952,160	803,123

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	(3,002,310)	(46,554)
Interest and Dividends	$275,134	$736,957

Net investment income (loss)	(2,727,176)	690,403

DEDUCTIONS:
Benefits paid to participants	280,991	171,881

Total deductions	280,991	171,881

INCREASE (DECREASE) IN NET ASSETS	(2,056,007)	1,321,645

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	10,743,717	9,422,072

End of year	$8,687,710	$10,743,717

See notes to financial statements.

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS Ended december 31, 2008 and 2007

1.	DESCRIPTION OF PLAN

The following description of the PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution 401(k) profit-sharing plan covering eligible employees as defined in the Plan Agreement of PICO Holdings, Inc. (the “Plan Sponsor”). The Plan was adopted to provide retirement benefits to employees of the Plan Sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and has been determined to be qualified for tax-exempt status by the Internal Revenue Service (IRS).

Contributions — Each year, participants may contribute up to the maximum allowed by law of pretax annual compensation, as defined in the Plan, currently $15,500. The Plan Sponsor matches up to 5% of the elective deferral of base compensation that a participant contributes to the Plan. The Plan Sponsor’s matching contribution does not begin until the first day of the quarter after an employee completes one year of service. Additional amounts which represent profit sharing, as defined in the Plan, may be contributed at the option of the Plan Sponsor’s board of directors.

Participant Accounts — Each participant’s account is credited with the participant’s contributions, employer matching contributions and allocations of (a) the Plan Sponsor’s discretionary profit-sharing contributions and (b) Plan earnings, and debited for withdrawals as applicable. Forfeited balances of terminated participants’ nonvested accounts are used to first reinstate previously forfeited account balances of reemployed participants, and any remainder will be used to reduce the Plan Sponsor’s discretionary profit-sharing contribution for the current or subsequent Plan year in which the forfeiture occurs. Forfeitures of $12,550 and $7,700 for the years ended December 31, 2008 and 2007, respectively, were used to reduce the Plan Sponsor’s discretionary profit-sharing contribution.

Vesting — Participants are immediately vested in their contributions, the employer matching contributions, plus earnings thereon. Effective January 1, 2007, the vesting schedule for discretionary employer contributions to the Plan was amended, allowing participants to become partially vested after two years of service and fully vested after six years of service.

Vesting in the Plan Sponsor’s discretionary profit-sharing contribution portion of their accounts plus actual earnings thereon is based on years of credited service in accordance with the following schedule:

Years of Service	Percentage

Less than 2	—%
2	20
3	40
4	60
5	80
6 or more	100

Investment Options — Upon enrollment in the Plan, a participant may direct 100% of elective deferrals, employer matching contributions, and discretionary profit-sharing amounts. A participant chooses from a number of different mutual fund options, including common collective trust funds. In addition, participants are able to invest in the stock of the Plan Sponsor.

Loans to Participants — Loans to participants are not permitted under the Plan.

Payment of Benefits — Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or annual installments. If the value of the participant’s account is $1,000 or less, the Trustee shall distribute the entire vested account to the participant. No such amounts were payable at December 31, 2008 and 2007.

2.	FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards Board (SFAS) No. 157, “Fair Value Measurements” for all financial assets and liabilities disclosed at fair value in the financial statements on a recurring basis. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access at the measurement date. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted market prices in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs for the asset or liability. These inputs reflect our own assumption about the assumptions a market participant would use in pricing the asset or liability. The Plan does not currently hold any Level 3 Assets.
The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The table below shows the level and measurement of our assets measured at fair value:

	Fair Value	Quoted Prices in Active		Significant
	Measurements	Markets for Identical	Significant Other	Unobservable
Description of Financial Instrument	December 31,	Assets	Observable Inputs	Inputs
(In thousands)	2008	(Level 1)	(Level 2)	(Level 3)

Mutual Funds	$4,796,565	$4,796,565	$—	$—
Common Stock	2,093,569	2,093,569	—	—
Alternative Investment	1,409,483	—	1,409,483	—

Total	$8,299,617	$6,890,134	$1,409,483	$—

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accounting records of the Plan are maintained on the accrual basis. Purchases and sales of securities are recorded on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Investment Valuation — Investments in mutual funds and Plan Sponsor common stock fund are valued at quoted market prices. Common collective trust funds are stated at fair value as determined by the issuer of the common/collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.

The Union Bond and Trust Company Stable Value Fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Administrative Expenses — The Plan’s expenses are paid by the Plan Sponsor.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and the changes in net assets during the reporting period and disclosure of contingent assets at the date of the financial statements. Actual results could differ from those estimates.

Investment Risk — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

4.	TAX STATUS

The IRS has determined and informed the Company, by a letter dated September 17, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since the latest determination letter. However, the Plan administrator believes the Plan, as currently designed, is in compliance and is being operated within the applicable requirements of the IRC.

5.	INVESTMENTS

The Plan’s investments which exceeded 5% of net assets available for benefits as of December 31, 2008 and 2007, consisted of the following:

	2008	2007

PICO Holdings, Inc., common stock	$2,093,569	$1,968,478
Mutual funds:
Royce Premier Fund	742,547	1,150,774
Columbia Intermediate Bond Z	937,410	910,887
Washington Mutual Investors	511,850	796,372
Europacific Growth Fund	474,052	1,021,371
Growth Fund of America	448,387	778,919
Dreyfus Emerging Markets		623,270
Common Collective Trusts — Stable Value Fund	1,489,027
Common Collective Trusts — MCM Stable Asset Value Fund		1,369,017
During the years ended December 31, 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) as follows:

	2008	2007

Net appreciation (depreciation) in fair value of investments whose fair value was determined by quoted market price:
Common stock	$(426,661)	$(73,335)
Mutual funds	(2,575,649)	26,781

Total	$(3,002,310)	$(46,554)

6.	RELATED-PARTY TRANSACTIONS

Plan investments include common stock of PICO Holdings, Inc. PICO Holdings, Inc. is the Plan Sponsor, Smith Barney Corporate Trust Company is the Plan custodian, and ING Institutional Plan Services was the recordkeeper until December 31, 2008 when the company changed recordkeepers to Columbus Retirement Administrators. The Plan Sponsor pays all administrative expenses of the Plan. These totaled approximately $37,000 and $39,000 in 2008 and 2007, respectively.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2008 and 2007, the Plan held 78,765 and 58,550 shares, respectively, of common stock of, the Plan Sponsor, with a cost basis of $1,487,272 and $939,944, respectively. During the year ended December 31, 2008, the Plan recorded no dividend income from such shares.

8.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.
******

SUPPLEMENTAL SCHEDULE

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST
FORM 5500 — SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

	Number		Fair
	of		Market
Description	Shares	Cost	Value

INVESTMENTS:
Mutual funds:
AIM Energy — Inv	8,844	$409,092	$217,463
AIM Glbl Health Care	6,853	196,021	137,330
American Balanced Fn	3,545	53,077	48,853
Aston Montag & Caldwel	5,968	149,055	103,542
Baron Growth	3,511	159,097	108,174
Blackrock Intl Value	3,005	85,222	49,164
Cohen & Steers Realt	3	94	98
Columbia Intermed Bo	119,873	1,063,243	937,410
Dreyfus Emerg Mkts	33,521	473,824	226,268
Dreyfus US Treas Lng	2,940	48,281	56,864
Europacific Growth Fund	17,003	629,401	474,052
Gamco Gold Fund	1,849	48,255	37,043
Gamco Growth	3,461	103,137	67,697
Growth Fund of America	22,045	693,941	448,387
ING GNMA Income	1,430	12,042	12,323
Neub Berman Focus	13,019	328,429	130,975
Opp Commodity Strategy Total Return Fund	14,643	123,663	45,540
Royce Premier	60,666	883,425	742,547
T. Rowe Price Intl Bond	25,041	249,235	239,396
Wash Mutual Investor	23,963	692,471	511,850
Vanguard S&P 500	2,362	203,171	196,251
Legg Mason S&P 500	587	4,998	5,338

Total mutual funds		6,609,174	4,796,565

Common collective trust fund — UBT Stable Value Fund	68,394	1,501,203	1,489,027
* PICO Holdings, Inc., common stock	78,765	1,487,272	2,093,569

TOTAL		9,597,649	8,379,161

*	Party-in-interest.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PICO HOLDINGS, INC. EMPLOYEES 401(k) RETIREMENT PLAN AND TRUST
/s/ Maxim C. W. Webb
Date: June 25, 2009	Chief Financial Officer and Treasurer

PICO HOLDINGS, INC.
EMPLOYEES 401(k) RETIREMENT PLAN AND TRUST
ANNUAL REPORT ON FORM 11-K
For plan year ended December 31, 2008
INDEX TO THE EXHIBITS

Exhibit Number	Description

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm